August 9, 2024

Curtis Allen
Chief Financial Officer
Phoenix Capital Group Holdings, LLC
18575 Jamboree Road, Suite 830
Irvine, California 92612

        Re: Phoenix Capital Group Holdings, LLC
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on July 17, 2024
            File No. 377-07226
Dear Curtis Allen:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 10, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Risk Factors
Our estimated mineral reserves quantities..., page 25

1. Please modify your discussion to additionally clarify sustained lower prices could render uneconomic a portion of your proved and probable reserves and that you may be required to write down your proved and probable reserves.
 August 9, 2024
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Three Months Ended March 31, 2024 Compared to the Three
Months Ended March 31, 2023, page 58

2. We note your revisions in response to comment 9. Please further revise to discuss the changes in your results of operations for each reportable segment as a separate discussion from the consolidated results. For example, revise to include segment-level disclosure to identify, quantify and analyze each material factor underlying the changes in results. In addition, please add disclosure to discuss the segment measure of profit or loss for each of your reportable segments. Refer to Item 303(b) of Regulation S-K.
Business
Our Oil and Natural Gas Properties
Evaluation and Review of Estimated Proved Reserves, page 83

3. We note the discussion of probable reserves refers to the various circumstances identified in the definition under Rule 4-10(a)(18) of Regulation S-X where such reserves may be assigned. Please expand your disclosure to clearly explain which of the circumstances listed in the definition specifically apply to the reserves included in the filing.
Oil and Natural Gas Reserves, page 85

4. Please expand your discussion of proved undeveloped reserves to additionally identify the changes that occurred during the year ended December 31, 2023. Your discussion should clearly identify the source of each change, e.g. revisions, extensions and discoveries, proved undeveloped reserves converted into proved developed reserves, sales and acquisitions, and include an explanation relating to each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change for an item, you should separately identify and quantify each material factor so that the change in net reserve quantities between periods is fully explained.

       The disclosure of revisions in previous estimates of your proved undeveloped reserves in particular should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, interest adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b)
       of Regulation S-K.

       Please similarly revise your explanation of the changes in the net quantities of total proved reserves on page F-28, to address for each period the significant changes depicted in each line item in the reconciliation, other than production, to comply with FASB ASC
       932-235-50-5.
5. As part of the expanded discussion relating to the conversion of your proved undeveloped reserves for the year ended December 31, 2023, please provide the dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves. Also clarify that all of the proved undeveloped reserves disclosed as of December 31, 2023 are scheduled to be converted to developed status within five years of initial disclosure, if true. Refer to the disclosure requirements in Items
       1203(c) and (d) of Regulation S-K, respectively.
 August 9, 2024
Page 3

Oil and Natural Gas Production Prices and Production Costs, page 87

6. Please expand or modify your disclosure to provide the average production cost per unit of production excluding ad valorem and production taxes to comply with the requirements in Item 1204(c) of Regulation S-K.
Index to Financial Statements, page F-1

7. We have read your response to comment 19and note that your previously issued 2022
       GAAS financial statements reflect a net loss of $702,676, whereas your revised 2022
       PCAOB financial statements reflect net income of $1,338,000. Based on your response, it appears multiple errors were corrected in the 2022 PCAOB financial statements after being previously issued in the 2022 GAAS financial statements. Please provide the following:

             To the extent your financial statements have been restated due to a correction of an error, tell us how you considered the guidance in ASC 250-10-45-22 through 45-24 and ASC 250-10-50-7 through 50-10 when filing the Form 1-K on April 30, 2024 and your draft registration statement. To the extent necessary, please amend the Form 1-K to provide the relevant disclosure under this guidance and similarly revise the disclosures in the registration statement.

             Consult with your auditors regarding reference to the restatement in their audit report and their consideration of AS 2820.16 and AI 23.66, providing a revised report as necessary.
Note 15 - Segments, page F-23

8. We note your response to comment 21. Please address the following points:

             You have reconcile your segment operating profit (loss) to net income (loss), however
           the total line identifies the amount as    Income (loss) from
operations.    Please revise
           this label.

             You state on page F-23, "Interest expense is allocated to the segments based on the carrying value of the oil and gas properties owned by the respective segment at the balance sheet date." Please clarify if the segment operating profit
(loss) amounts
           include an allocation for interest expense or revise as necessary. This also applies to your disclosure on page 54.

       This comment also applies to the your segment disclosures included in your interim financial statements for the three months ended March 31, 2024.
Exhibits

9. Please file your indentures and your forms of notes as exhibits with your next amendment.
 August 9, 2024
Page 4
General

10. We note your response to prior comment 23. It remains unclear how the proposed offering is consistent with Rule 415. In this regard, we note that your response appears to indicate that deal terms will be selected post-effectively from a range of options presented in the registration statement. More specifically, several material aspects of the offering would appear to be undetermined, and therefore undisclosed, at the time of effectiveness, including, for example, interest payment method, duration, and allocation of principal amount (i.e., the principal amount of the notes to be offered). Please provide an expanded legal analysis to address how your proposed offering will comply with Rule 415 and why you believe it is distinguishable from a delayed shelf offering. In so doing, please also clearly describe the information that you intend to disclose (i) prior to effectiveness, (ii)
       immediately after effectiveness in a prospectus supplement, and (iii) at some later date via a supplement or post-effective amendment. Alternatively, please revise to provide all required disclosure regarding the primary offering and the securities offered therein in this registration statement.

        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Chris Clark